UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                             Walter Industries, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    93317Q105
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                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 24, 2007
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                                ------------------------
CUSIP NO.      93317Q105              SCHEDULE 13D         PAGE 2 OF 5 PAGES
------------------------                                ------------------------

-----------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            PIRATE CAPITAL LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]
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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*
            AF
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    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [ ]
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    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
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                           7      SOLE VOTING POWER

                                  -0-
                      -------------------------------------------------------
 NUMBER OF                 8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      1,479,900
  OWNED BY            -------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       -0-
                      -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  1,479,900
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,479,900
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    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.9%
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    14      TYPE OF REPORTING PERSON*
            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                ------------------------
CUSIP NO.      93317Q105              SCHEDULE 13D         PAGE 3 OF 5 PAGES
------------------------                                ------------------------

-----------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            THOMAS R. HUDSON JR.
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]
-----------------------------------------------------------------------------
    3       SEC USE ONLY
-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            AF
-----------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
-----------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  -0-
                      -------------------------------------------------------
 NUMBER OF                 8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      1,479,900
  OWNED BY            -------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       -0-
                      -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  1,479,900
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,479,900
-----------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.9%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            IN
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                ------------------------
CUSIP NO.      93317Q105              SCHEDULE 13D         PAGE 4 OF 5 PAGES
------------------------                                ------------------------

The Schedule 13D filed on May 25, 2005 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, $0.01 par value (the "Shares"), of Walter Industries, Inc. (the "Issuer"), as amended by Amendment No. 1 to the Schedule 13D filed on August 12, 2005, Amendment No. 2 filed on October 13, 2005, Amendment No. 3 filed on October 18, 2005, Amendment No. 4 filed on January 4, 2006, Amendment No. 5 filed on October 2, 2006, and Amendment No. 6 filed on December 21, 2006 is hereby amended by this Amendment No. 7 to the Schedule 13D. The address of the Issuer is 4211 W. Boy Scout Boulevard, Tampa, Florida 33607.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Shares reported herein were derived from available capital of the Holders (as defined below). On December 15, 2006, the Reporting Persons received shares of Series B common stock, par value $.01 per share, of Mueller Water Products, Inc. ("Mueller"), in a spin-off of Mueller by the Issuer (the "Spin-off"). As adjusted for the Spin-off (as based on certain assumptions), a total of approximately $29,232,186 was paid to acquire the Issuer's Shares reported herein.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b), (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

      (a) The Reporting Persons beneficially own in the aggregate 1,479,900 Shares, constituting approximately 2.9% of the Shares outstanding.

      The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 51,100,000 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Current Report on Form 8-K filed on November 27, 2006.

      (b) By virtue of its position as general partner of Jolly Roger Fund LP, Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 0 Shares held by Jolly Roger Fund LP. By virtue of agreements with Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD (such funds, together with Jolly Roger Fund LP, the "Holders"), Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,479,900 Shares held by Jolly Roger Offshore Fund LTD and the 0 Shares held by Jolly Roger Activist Portfolio Company LTD. By virtue of his position as sole Managing Member of Pirate Capital, Thomas R. Hudson Jr. is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Pirate Capital has voting power or dispositive power. Accordingly, Pirate Capital and Thomas R. Hudson Jr. are deemed to have shared voting and shared dispositive power with respect to an aggregate of 1,479,900 Shares.

      (c) The following transactions in the Shares were effected by the Reporting Persons since the last amendment to this Schedule 13D, each of which was effected on the open market.

Jolly Roger Fund LP

Trade Date        Shares Purchased (Sold)     Price per Share ($)
----------        -----------------------     -------------------
 01/23/2007               (50,000)                      26.93
 01/24/2007               (107,303)                     27.35
 01/25/2007               (103,597)                     27.91

Jolly Roger Offshore Fund LTD

Trade Date        Shares Purchased (Sold)     Price per Share ($)
----------        -----------------------     -------------------
 12/29/2006               10,000                        27.04
 01/26/2007               (500,000)                     28.01

Jolly Roger Activist Portfolio Company LTD

Trade Date        Shares Purchased (Sold)     Price per Share ($)
----------        -----------------------     -------------------
 12/28/2006               (30,000)                      27.05
 01/04/2007               (8,803)                       27.01
 01/17/2007               (25,000)                      26.62
 01/19/2007               (36,000)                      26.35
 01/22/2007               (75,000)                      26.36
 01/23/2007               (200,000)                     26.93
 01/24/2007               (292,697)                     27.35


      (e) January 23, 2007.

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CUSIP NO.      93317Q105          SCHEDULE 13D              PAGE 5 OF 5 PAGES
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                                   SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 26, 2007


                                           PIRATE CAPITAL LLC


                                           By: /s/ Thomas R. Hudson Jr.
                                               ---------------------------
                                               Name: Thomas R. Hudson Jr.
                                               Title: Managing Member


                                           /s/ Thomas R. Hudson Jr.
                                           ------------------------------
                                           Thomas R. Hudson Jr.